

December 21, 2015

Walter Draney, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

Re: RiverNorth Marketplace Lending Corporation (the "Fund")
        Pre-effective Amendment No. 2 to Registration Statement on Form N-2
        File Nos. 333-204886; 811-23067

Dear Mr. Draney:

We have reviewed the filing referenced above that was made on October 9, 2015, and have the following comments. Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement. All defined terms have the meanings ascribed to them in the prospectus. All page references are to the blacklined version of the prospectus and statement of additional information.

Prospectus (outside front cover)

We note that the disclosure appearing under the heading "Investment Strategies and Policies" has been expanded to identify the types of loans which will constitute the Fund's Marketplace Loans. In this regard, the disclosure appears to make a distinction between real estate loans and mortgage loans. Please revise to highlight the differences between these two loan categories.

The disclosure, as revised, now states that the Fund's investments in private investment funds will be limited to no more than 10% of the Fund's Managed Assets. In your response letter, please indicate whether that 10% limitation covers all of the Fund's investments in investment vehicles that rely on Section 3(c)(1) or 3(c)(7) under the Investment Company Act of 1940 (the "ICA").

In your response letter, please provide us with additional information, as applicable, relating to each category of Marketplace Lending Instruments, that addresses the following questions:

- Who is the issuer of the instrument? Is the platform the issuer? If not, why not? Who is the obligor?

- Are all of the instruments registered with the SEC? If not, why not?
- For each investment, what is the Fund's unit of account for the investment?
- For each investment, what does the Fund receive as evidence of its interest in the investment?
- Is the applicable loan agreement or similar agreement directly between the Fund and the borrower or is there an instrument with an intermediary?
- For each type of investment, does a bank provide the original financing for the loan?
- Who determines the underwriting standards?
- Who receives any investment referral fees, origination fees and servicing fees?
- In addition to the private investment funds and the asset-backed securities identified in the prospectus, will any other investments be made through a pooled investment vehicle? If yes, will the pooled vehicles be registered investment companies? If not, on what basis?

In light of the disclosure contained elsewhere in the prospectus, it appears that the Fund's Shares will not be listed on an exchange in the foreseeable future, if ever. Accordingly, please revise the first bullet which states that the "Fund's Shares will not be immediately listed on an exchange."

The fourth bullet states that the Marketplace Lending Instruments in which the Fund may invest will not "typically" be guaranteed or insured by any third-party and will not "typically" be backed by any governmental authority. However, the prospectus disclosure makes clear that the Marketplace Lending Instruments in which the Fund may invest will not be guaranteed or backed in any meaningful way, if at all. Accordingly, please delete in each instance the word "typically" from the fourth bullet.

The sixth bullet states that "certain of" the Fund's unrated investments "could" constitute a highly risky and speculative investment, similar to an investment in junk bonds. Since there is nothing in the prospectus to suggest that the Fund's unrated investments would be on par with investment grade rated investments, it appears that both the phrase "certain of" and the word "could" should be deleted from the sixth bullet.

Please expand the bullet point cover page presentation to disclose that:

- The amount of distributions that the Fund may pay, if any, is uncertain; and
- The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to your performance, such as from offering proceeds, borrowings and other amounts that are subject to repayment.

<u>Non-Listed Closed-End Fund</u> (page iii)

The disclosure states that the Fund intends to list the Shares on a securities exchange upon meeting applicable listing eligibility requirements and a determination of the Board of Directors that it would be in the best interests of the Fund to do so. Expand the disclosure to highlight the likely reasons the Board would determine that it is not in the best interests of the Fund to have its Shares listed on a securities exchange.

<u>The Offering</u> (page 1)

Please provide the disclosure required by Item 5.9. of Form N-2.

<u>Investment Philosophy and Process</u> (page 3)

The disclosure states that although the Adviser does not impose any specific minimum quantitative criteria with respect to individual Marketplace Loans, it "may seek to restrict" the pool of loans eligible for investment from eligible platforms by considering various factors highlighted therein. Expand the disclosure to clarify the circumstances under which the Adviser would not restrict the pool of loans to the eligibility criteria highlighted in this section. Also, please expand the disclosure, either here or elsewhere in the prospectus, to highlight the Fund's:

- Overall portfolio construction process, including how the Fund will consider average loan maturity and duration, borrower and loan types, and the geographic location of the borrower;
- Process for selecting individual loans, including what information will and will not be available to the Fund at the time of your investment. For example, if the Fund intends to rely significantly on the information provided via the marketplace lending platform without verifying it, state so explicitly;
- Decision not to review individual loans and supporting documentation and the due diligence supporting this decision; for example, whether the Fund will rely solely on the information provided to the public via the lending platform; and
- Procedures for monitoring the lending platforms the Fund purchases loans on. For example, it is unclear what information the Fund will have access to in order to ensure sound underwriting standards are maintained over time and whether it will be able to review the platform's credit models.

Please disclose whether the Fund intends to hold its investments to maturity. If not, disclose how the Fund will make decisions to sell its investments.

Marketplace Lending – General (page 3)

The disclosure contained in the second paragraph and elsewhere throughout the prospectus highlights the Fund's expected investment focus on whole loans originated predominately by lending platforms. In this regard, we note your response to prior comment 27 wherein you appear to make a distinction between whole loans originated by platforms versus notes issued or facilitated by platforms. Please provide the staff with a detailed analysis as to the determination whether whole loans are securities for purposes of the Securities Act of 1933. Please provide a similar analysis under the ICA. In connection with this analysis, please advise the staff how the Fund's whole loan investments are different from notes issued or facilitated by platforms. For example, if notes may represent an entire interest in a particular loan, explain how this is different from a whole loan purchased by the Fund.

We also note that loans facilitated by a platform involve an associated investment contract in connection with the pre-purchase activity by the platform as well as the servicing and other arrangements. An example of such an investment contract security are the PMI Management Rights, whose attributes are described in the Prosper Funding LLC/Prosper Marketplace, Inc. prospectus relating to an offering of registered Borrower Payment Dependent Notes and registered PMI Management Rights, Registration Statement Nos. 333-204880 and 333-204880-01. Please address in your response whether such an investment contract arises from the various activities and services provided in respect of the whole loans sold by a platform to the Trust.

With a view to clarifying disclosure, please advise whether whole loans and pass-through notes are treated differently under the securities laws and, if so, identify any potential consequences for Fund shareholders.

Please clarify whether the Fund will enter into any agreements with the lending platforms other than the types of agreements typically available to all investors on the platform.

In your response letter, please tell us what information is available to the Fund on Marketplace Loan loss, delinquency and default rates. Please tell us where the Fund obtains this information from and whether the information is sufficient to allow the Fund to monitor trends over time.

Asset-Backed Securities (page 4)

Expand the disclosure to explain why the subordinated (residual) classes in which the Fund may invest are typically considered to be a highly speculative investment; for example, because the subordinated classes are required to absorb all of the losses before the more senior classes are required to do so.

Distributions (page 6)

Expand the disclosure contained in the first paragraph to clarify that sources of distributions unrelated to the Fund's performance that are paid by the Fund to its shareholders could also merely represent a return of the capital that was originally invested in the Fund by that shareholder.

<u>Interest Rate Risk</u> (page 8)

Expand the risk disclosure to highlight the potential for heightened volatility and reduced liquidity as a consequence of the Federal Reserve increasing interest rates. If this may disproportionately impact lending platforms and marketplace lending then please disclose so.

<u>Offering and Purchase Price Risk</u> (page 10)

The disclosure states that prospective investors may not know the purchase price per share and that the purchase price may be greater than the NAV per Share of the Fund. Clarify, if true, that the purchase price will not exceed 102.5% of the then NAV per share of the Fund (consistent with the disclosure appearing on cover page –iii-).

<u>Regulation as Lender Risk</u> (page 10)

We note the disclosure contained both in this section and under "Regulatory and Other Risks Associated with Platforms and Marketplace Loans," as well as your response to comment 34, highlighting the risk of the Fund being treated as a lender. Would the additional regulatory oversight, as well as the additional costs, create for the Fund operational and financial burdens and exposure to liability disproportionate to the amounts invested and otherwise not typically seen in a registered fund. Please tell us what research you have done on the question of whether the Fund will be treated as the lender under these laws as well as what additional steps, if any, the Fund will take to avoid such treatment.

<u>Marketplace Lending-Related Risks</u> (page 11)

Base on the expected investments of the Fund in Marketplace Lending Instruments, it appears that separate risk disclosure should be provided highlighting the risks of small- and mid-sized company loans, student loans, and "real estate and mortgage loans."

Please provide a separately captioned risk factor that described the risks associated with lending to subprime borrowers.

<u>Default Risk</u> (page 12)

The disclosure states that "a substantial portion" of the Marketplace Loans in which the Fund may invest will not be secured by any collateral. It appears from the disclosure contained elsewhere in the prospectus that even where collateral is given to secure a Marketplace Loan, it would not provide a significant source from which a Marketplace Loan could be repaid in full. Accordingly, it appears that the phrase "a substantial portion" should be deleted to avoid any suggestion that any collateral securing the other Marketplace Loans could ultimately act as a meaningful source of loan repayment.

In the second paragraph, clarify why "after the final maturity date of a loan, platforms may not have any obligations to make late payments to the lenders." In this regard, identify who is entitled to such late payments and whether the lender would effectively lose any right to recover such amounts.

Regulatory and Other Risks (page 15)

The disclosure contained in the second paragraph describes the recently issued significant decision of the U.S. Court of Appeals for the Second Circuit interpreting the scope of federal preemption under the National Bank Act. Please expand the disclosure to highlight the material impact this case will have on the Fund's operations, including the investments that it proposes to make.

Determination of Net Asset Value (page 17)

The disclosure states that the NAV per Share is determined monthly. Expand the disclosure to identify as of what day and time each month NAV per Share will be determined under normal circumstances.

Summary of Fees and Expenses (page 18)

The first paragraph states that the expenses shown in the table and the related footnoted are based on estimated amounts for the Fund's first year of operations and assume Fund net assets of $500 million. Please revise fee table presentation so that it is based on an assumed amount of net assets that the Fund realistically expects to own as of its first year of operations.

Expand the disclosure contained in footnote (5) to provide a brief reader-friendly explanation of how the amount of the management fee being waived is determined for purposes of presenting the "Management fee waiver amount waiver" line item when presented in the fee table "As a percentage of Net Assets Attributable to Shares" when the use of leverage by the Fund is being assumed.

File the management fee waiver agreement as an exhibit to the registration statement.

Use of Proceeds (page 20)

Please disclose that the sale of Fund shares may be used to pay distributions to the Fund's shareholders.

Marketplace Loans and Pass-Through Notes (page 23)

The fourth paragraph states that some sectors in which the Fund intends to invest, such as real estate, Marketplace Loans may be interest only with the principal to be paid at the end of the term. Highlight the risks of investing in non-amortizing, or "balloon payment," loans particularly where the loan amounts involved are presumably substantially larger than the other types of Marketplace Loans in which the Fund may invest.

Disclose the maximum permissible loan-to-value ratio of the real estate-related investments in which the Fund will be allowed to invest.

Plan of Distribution (page 42)

Please provide the disclosure required by Item 5.4. of Form N-2.

Determination of Net Asset Value (page 47)

We refer you to the Valuation Risk disclosure on pages 16 and 38. FASB Accounting Standards Codification ("ASC") 820 requires entities to develop estimates of fair value from the perspective of a market participant, in absence of observable trade data for a given instrument. ASC 820-10-35-24A states, "The objective of using a valuation technique is to estimate the price at which an orderly transaction to sell the asset or to transfer a liability would take place between market participants at the measurement date under current market conditions." In addition, ASC 820-10 34-36B states, "A reporting entity shall select inputs that are consistent with the characteristics of the asset or liability that market participants would take into account in a transaction for the asset or liability." Please provide the staff a detailed description of the Fund's valuation policies and procedures, including:

- A description of the factors the Fund believes a market participant would consider when determining the fair value of the loans.
- A description of how those factors identified are incorporated into the valuation methodology.
- An explanation of how the valuation methodology compares with the initial underwriting policies. What factors are considered during initial underwriting and how are those factors considered when subsequently measuring fair value of the loans? For example, explain the role that updated FICO scores have in the valuation methodology.
- Please explain the methodology that will be used to determine prices and the process that will be used by the Fund's third party service providers when valuing Marketplace Lending Instruments.
- Please advise us generally of the level of secondary trading activity in marketplace loans as well as what objective criteria is or will be available to value marketplace loans in the absence of an active secondary market.
- How does the Fund adjust fair value to reflect changes in interest rates, spread levels, and other market conditions?
- Confirm to the staff that valuation is determined on an individual loan basis and not on a pool of loans basis.
- Please explain how the Fund monitors the credit quality of the underlying borrowers and how changes to credit quality are incorporated into fair value estimates.
- Please explain how the Fund's methodology contemplates the impact of economic downturns or changes in interest rates.

- Please explain whether the Fund plans to perform any back testing on the valuations of the individual loans (i.e., compare what the individual loans sold for or matured at versus the fair value estimate).

In your response letter, please indicate whether the platforms are audited. Please describe what procedures the auditor utilizes to verify the existence of individual loans. Please also discuss procedures in place for the Fund to verify the existence of individual loans and what steps the Fund takes to ensure that a loan is assigned solely to the Fund.

Please advise the staff as to how the Fund will satisfy the custody requirements under Section 17(f) of the 1940 Act.

Statement of Additional Information

Investment Restrictions (page 1)

We note, from your response to comment 36, that the SAI has been further revised to state that, for purposes of the Fund's non-concentration policy, consumer loans are not considered to be an industry. In your response letter, please provide us with a detailed analysis to support the Fund's position. Also explain how the Fund intends to categorize consumer loans

We also note, from your response to comment 36, that "for purposes of its non-concentration policy, the Fund does not believe that investing in loans originated by such platforms constitutes a direct investment in the platforms." However, it appears that the Fund will be subject to a platform's credit risk for many of its investments. For example, it appears that the Fund is exposed to the credit risk of the platforms either as the issuer of notes or other instruments or through the platforms' role in servicing loans and passing payments on to the Fund. Please tell us how the Fund's concentration policy will apply to loans and other investments that are subject to the platform's credit risk. In responding, please explain why the Fund believes that its policy is appropriate.

Please provide a similar explanation in respect of the Fund's non-concentration policy as it pertains to the associated investment contract security issued by the platform provider (or its affiliate) which attaches to each Marketplace Loan originated by the platform. It appears that all of the investment contract securities in which the Fund invests will constitute securities of issuers within the same industry, independent from the related loan borrower industry determination.

In your response letter, please explain how the Fund will satisfy the asset diversification test needed to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code if the Fund's investments, including Marketplace Loans and/or investment contracts, are deemed to be the securities issued by the same lending platform.

The disclosure on page 3 indicates that a substantial portion of the Fund's Marketplace Loan investments will consist of whole loans that will have been originated from a LendingClub Corporation or a Prosper Funding LLC platform; further, it appears that the Fund may additionally invest in Pass-Through Notes and other securities issued by LendingClub Corporation and Prosper Funding LLC. Your response to comment 27 asserts, however, that although the respective platforms originate the loans made to specific borrowers, the Fund does not view these platforms as the "issuer" of each loan. Additionally, your response states that the Fund will limit its investments in platforms and investments in securities "issued directly" by the platforms. In your response letter, describe how the Fund intends to limits its investment in securities issued by the platforms, in order to avoid co-registration of a platform during the continuous offering of the Fund's securities, when it appears that an investment contract presumably issued by a platform or its affiliate will be associated with every loan and Pass-Through Note originated or facilitated by a platform.

Closing

Response to this letter should be in the form of a revised submission and should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

/s/ Dominic Minore

Dominic Minore
Senior Counsel